UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Borealis Foods Inc.

(Name of Issuer)

Common Share, no par value

(Title of Class of Securities)

09973D105

(CUSIP Number)

Pouneh Rahimi

Borealis Foods Inc.

1540 Cornwall Rd. #104

Oakville, ON L6J 7W5, Canada

(905) 278-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09973D105

1	NAMES OF REPORTING PERSONS Reza Soltanzadeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,660,452(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,660,452(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,452(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.121%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Consists of (i) 3,532,505 Common Shares of Borealis Foods Inc. (the “Issuer”) held by Zagros Alpine Capital ULC (“Zagros”) and (ii) 127,947 Common Shares held by Z Ventures Inc. Reza Soltanzadeh is the President of Zagros Alpine Capital ULC and Z Ventures Inc. Mr. Soltanzadeh is the spouse of Leila Rasoulian. Mr. Soltanzadeh and Ms. Rasoulian may be deemed to share beneficial ownership of all the Common Shares held by Zagros Alpine Capital ULC and Z Ventures Inc. Mr. Soltanzadeh and Ms. Rasoulian have shared voting and dispositive power over the shares held by Zagros Alpine Capital ULC and Z Ventures Inc.

SCHEDULE 13D

CUSIP No. 09973D105

1	NAMES OF REPORTING PERSONS Leila Rasoulian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,660,452(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,660,452(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,452(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.121%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Consists of (i) 3,532,505 Common Shares of the Issuer held by Zagros and (ii) 127,947 Common Shares held by Z Ventures Inc. Ms. Rasoulian is the spouse of Reza Soltanzadeh. Ms. Rasoulian and Mr. Soltanzadeh and may be deemed to share beneficial ownership of all the Common Shares held by Zagros Alpine Capital ULC and Z Ventures Inc. Ms. Rasoulian and Mr. Soltanzadeh have shared voting and dispositive power over the shares held by Zagros Alpine Capital ULC and Z Ventures Inc.

SCHEDULE 13D

CUSIP No. 09973D105

1	NAMES OF REPORTING PERSONS Zagros Alpine Capital ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,532,505(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,532,505(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,505(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.523%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2]	Zagros disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any and this Schedule 13D shall not be deemed an admission that Zagros is the beneficial owner of such securities any purpose

Schedule 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares no par value (the “Common Shares”), of Borealis Foods Inc., a corporation incorporated under the laws of Ontario, with its principal offices at 1540 Cornwall Rd. #104, Oakville, ON L6J 7W5, Canada (the “Issuer”).

Item 2. Identity and Background.

(a) – (c) This Statement is being filed by the following beneficial owners of Common Shares (each, a “Reporting Person”):

1.	Reza Soltanzadeh
2.	Leila Rasoulian
3.	Zagros Alpine Capital ULC (“Zagros”)

The principal office address or business of each Reporting Person is 1540 Cornwall Rd. #104, Oakville, ON L6J 7W5, Canada.

The principal occupation of (i) Reza Soltanzadeh is as a director and Chief Executive Officer of the Issuer, and (ii) Leila Rasoulian is a private investor and in such capacity, shares voting power in Zagros. Mr. Soltanzadeh is the spouse of Ms. Rasoulian.

The principal business of Zagros is private investment.

(d) – (e) None of the Reporting Persons, during the last five years, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Soltanzadeh is a U.S. citizen and Ms. Rasoulian is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

On February 7, 2024 (the “Closing”), Borealis Foods Inc., a corporation incorporated under the laws of Canada (“Borealis”), Oxus Acquisition Corp., a Cayman Islands exempted company (“Oxus”), and 1000397116 Ontario Inc., an Ontario corporation and a wholly owned subsidiary of Oxus (“Newco”), consummated the closing of the transaction contemplated by the Business Combination Agreement, dated as of February 23, 2023, by and among Borealis, Oxus, and Newco (as amended, amended and restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) pursuant to the approval at an extraordinary general meeting of the shareholders of Oxus held on February 2, 2024.

Pursuant to the Business Combination Agreement, among other things: (i) Oxus domesticated and continued as a corporation under the laws of Ontario, Canada (“New Oxus”); and (ii) (a) Newco and Borealis amalgamated (the amalgamated corporation resulting therefrom, “Amalco”), with Amalco surviving the amalgamation as a wholly-owned subsidiary of New Oxus; and (b) following that amalgamation, New Oxus and Amalco amalgamated (the corporation resulting therefrom, “New Borealis,” as a corporation under the Business Corporations Act (Ontario)). New Borealis will continue under the name “Borealis Foods Inc.” (now referred herein as the “Issuer”).

In connection with the Transaction, New Oxus issued 3,532,505 common shares of New Oxus to Zagros and 127,947 common shares of New Oxus to Z Ventures Inc., which, upon completion of the amalgamation, continued as Common Shares of Issuer. Mr. Soltanzadeh and Ms. Rasoulian may be deemed to share beneficial ownership of all the Common Shares held by Zagros and Z Ventures Inc.

Item 4. Purpose of Transaction

Item 3 above is hereby incorporated into this Item 4 by reference. Mr. Soltanzadeh serves as a director and Chief Executive Officer of the Issuer and, in such capacity, may be involved in reviewing and approving transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Ms. Rasoulian serves as a private investor, and in such capacity, is not involved in reviewing and approving transactions involving the Issuer and does not have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

From time to time, each of the Reporting Persons, in their respective capacities, may also acquire beneficial ownership of additional shares of Issuer Common Shares or other securities of the Issuer as compensation, by purchase or otherwise, including, but not limited to, (i) pursuant to the exercise of any outstanding share options then owned by such Reporting Persons or (ii) upon receipt from the Issuer of future compensatory equity incentive awards for which such Reporting Person qualifies, including, but not limited to, awards of shares of Issuer Common Shares and options to purchase Issuer Common Shares. It is not anticipated that Ms. Rasoulian, Zagros or Z Ventures Inc. will be employed or engaged by the Issuer or receive any compensation or equity incentive awards from the Issuer.

In addition, subject to such Reporting Persons’ compliance with the terms of the Lock-Up Agreement described in Item 6 below, each Reporting Person may at any time and from time to time, and in each case upon such terms as such Reporting Person may deem advisable: (i) acquire additional Common Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of his, her or its Common Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, including through a trading plan created under Rule 10b5-1 under the Securities Exchange Act of 1934; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates), which transactions may be deemed to either increase or decrease such Reporting Person’s economic exposure to the value of the Common Shares and/or other securities of the Issuer; (iv) engage in any other hedging or similar transactions with respect to the Common Shares and/or other securities or instruments of the Issuer; and/or (v) use any or all of his, her or its Common Shares and/or other securities and/or instruments of the Issuer (or its affiliates) as collateral for loans, including in respect of margin account borrowings.

Each of the Reporting Persons may, at any time and from time to time, (i) review or reconsider his, her or its position in the Issuer or change his, her or its purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

Other than as described above in this Item 4 and in Item 6, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Soltanzadeh and Ms. Rasoulian may be deemed to have joint beneficial ownership of 3,660,452 Issuer Common Shares, in which (i) 3,532,505 Common Shares are held by Zagros and (ii) 127,947 Common Shares are held by Z Ventures Inc., in which Mr. Soltanzadeh and Ms. Rasoulian may be deemed to have shared voting and dispositive power over the shares held by both Zagros and Z Ventures Inc., which represents approximately 17.121% of the outstanding Issuer Common Shares.

(b)	Mr. Soltanzadeh and Ms. Rasoulian may be deemed to have shared voting and dispositive power with respect to 3,660,452 Issuer Common Shares.

(c)	No transactions in the Issuer’s Common Shares were effected during the past 60 days by any of the Reporting Persons except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transactions discussed in Item 3 above which is incorporated herein by reference.

Lock-Up Agreement

In connection with the Business Combination Agreement, Mr. Soltanzadeh, Zagros, and Z Ventures Inc. entered into a Lock-Up Agreement, dated February 7, 2024, with the Issuer (the “Lock-Up Agreement”), pursuant to which the securities of Issuer held by Mr. Soltanzadeh, Zagros, and Z Ventures Inc. are locked-up and subject to transfer restrictions, subject to certain specifications and exceptions. Fifty percent (50%) of the Issuer Common Shares held by Mr. Soltanzadeh, Zagros, and Z Ventures Inc. are locked-up during the period commencing from Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of Issuer Common Shares equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20 trading days within a 30-trading day period starting after the Closing, and the other fifty percent (50%) of such shares are locked-up during the period commencing from Closing and ending on 12 months after the date of Closing. The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Lock-Up Agreement, a copy of which was filed by Oxus as Exhibit 10.6 to the final prospectus and definitive proxy statement (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2024 and is incorporated by reference herein as Exhibit 10.1.

Registration Rights Agreement

At the Closing, Mr. Soltanzadeh, Zagros, and Z Ventures Inc. and other shareholders of the Issuer entered into a registration rights agreement, dated February 7, 2024, with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer will be obligated to file a registration statement to register the resale of certain securities of the Issuer held by Mr. Soltanzadeh, Zagros, and Z Ventures Inc. and such other shareholders and provide Mr. Soltanzadeh, Zagros, and Z Ventures Inc. and such other shareholders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and it is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which was filed by Oxus as Exhibit 10.5 to the Proxy Statement/Prospectus filed with the SEC on January 16, 2024 and is incorporated by reference herein as Exhibit 10.2.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is filed herein as Exhibit 10.3, and is incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
Exhibit 10.1	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.6 to the Proxy Statement/Prospectus, filed on August 14, 2023).
Exhibit 10.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Proxy Statement/Prospectus, filed on August 14, 2023).
Exhibit 10.3*	Joint Filing Agreement among each Report Persons dated February 14, 2024.
Exhibit 24.1*	Power of Attorney – Reza Soltanzadeh.
Exhibit 24.2*	Power of Attorney – Leila Rasoulian.
Exhibit 24.3*	Power of Attorney – Zagros Alpine Capital ULC.

*	Filed herewith

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2024

/s/ Reza Soltanzadeh
Reza Soltanzadeh

/s/ Leila Rasoulian
Leila Rasoulian

Zagros Alpine Capital ULC

By:	/s/ Reza Soltanzadeh
Name:	Reza Soltanzadeh
Title:	President